SKK Holdings Limited

27 First Lok Yang

Singapore 629735

December 11, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Babette Cooper

Re:	SKK Holdings Limited
Amendment No. 3 to Draft Registration Statement on Form F-1
Submitted November 30, 2023
CIK No. 0001991261

Ladies and Gentlemen:

By letter dated December 6, 2023, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided SKK Holdings Limited (the “Company”) with comments on the Company’s Amendment No. 3 to Draft Registration Statement on Form F-1, described above. This letter contains the Company’s responses to the Staff’s comments. Concurrently herewith, the Company is filing Amendment No. 4 to Draft Registration Statement on Form F-1 (the “Registration Statement Amendment”).

Amendment No. 3 to Draft Registration Statement submitted November 30, 2023

Related Party Transactions, page 97

1.	We note your response to prior comment 1; however, you have not included the disclosure required by Item 7.B of Form 20-F in this section of the prospectus. Therefore, we reissue the comment. In this section, add the transactions regarding the securities issued by the company to the related parties, as noted elsewhere in your filing, for example, on page 108. For each related party transaction, disclose the name of the related person and the basis on which the person is a related person, the amount involved and the material terms of the transaction. For example, disclose how your affiliates, including your officers, directors and major shareholders, are related to SKK Works Pte Ltd., quantify the amounts involved with the SKK Works Pte Ltd transactions, and describe the material terms of these transactions.

RESPONSE: We note the Staff’s comment and have revised the disclosure on pages 97 and 108 of the Registration Statement Amendment.

Sincerely,

SKK Holdings Limited

/s/ Koon Kiat Sze
Koon Kiat Sze
Chief Executive Officer

cc:	David L. Ficksman
R. Joilene Wood